FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    July 2008

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2008	BRAZAURO RESOURCES CORPORATION Mark E. Jones, III Mark E. Jones, III Chairman

2

16360 Park Ten Place, Suite 217

Houston, TX 77084

July 9, 2008	Trading Symbol: BZO-TSXV

ELDORADO GOLD AND BRAZAURO AGREE TO A

PLAN FOR A JOINT VENTURE AT TOCANTINZINHO

Brazauro Resources Corporation (“Brazauro”) and Eldorado Gold Corporation (“Eldorado”) have entered into an agreement under which Eldorado is entitled to earn an option to acquire an initial 60% interest in the Company’s Tocantinzinho Gold Project in Brazil (the “Project”) by paying $40 million, a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Project by paying an additional $30 million, subject to an increase to up to $40 million based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million. (All amounts are in Canadian dollars.)

To earn the first option, Eldorado will invest $8.36 million by way of a private placement of 8.8 million units of Brazauro at $0.95 per unit, a substantial premium to the Company’s current share price, and incur expenditures of $9.5 million on the Project over a two-year period, or pay Brazauro an equal amount in cash. A joint venture (ELD:60% / BZO: 40%) will be formed upon exercise of the first option with each party contributing its pro rata share of expenditures. The agreement is subject to satisfactory due diligence, to be completed on or before July 18, and regulatory approval.

If the feasibility study upon which a construction decision on the Project is made outlines between 2 and 2.5 million proven and probable ounces of gold, the second option exercise price will be increased from $30 million to $35 million. If it outlines more than 2.5 million proven and probable ounces of gold, the second option exercise price will be $40 million.

Each unit issued to Eldorado will comprise one share and one share purchase warrant with two warrants entitling Eldorado to purchase one additional share at the price of $1.30 for a period of 18 months. Payments for the Project, including share and warrant purchases, could total $123.58 million.

Eldorado will be the operator of the Project and joint venture.

Mark E. Jones, president and CEO of Brazauro, stated, “We at Brazauro are very pleased with the prospect of having Eldorado as a joint-venture partner. Eldorado has an excellent track record as an operator with experience in Brazil, Turkey and China. Importantly, Eldorado has more than 10-years’ operating experience in Brazil with a core group of skilled mining professionals now available to be deployed to Tocantinzinho from Eldorado’s recently closed Sao Bento Mine in Minas Gerais State.

“With Eldorado prepared to invest up to $123.58 million for 75% of Tocantinzinho and a share position including the exercise of the warrants, the credibility of the Project is confirmed. Based on the December 2007 preliminary assessment report, Brazauro’s share of the estimated capex for placing the Project into production would be covered by the option payments under the agreement. In the meantime, the funds from the private placement will allow Brazauro to concentrate on exploration of its Bom Jardim-Circulo gold-copper potential, and other projects in Brazil.”

In the event due diligence is not completed to its satisfaction, Eldorado will purchase 2,500,000 shares of Brazauro by way of private placement at $0.80 per share.

In connection with the agreement Brazauro has granted Eldorado a right of first offer to joint venture or purchase any other properties owned or acquired by Brazauro in Brazil for the duration of the joint venture, if one is formed, and otherwise for a period of one year following expiry of the option. Subject to the right to purchase shares from time to time to maintain its fully diluted interest in Brazauro of up to 20% of the outstanding voting shares, Eldorado has agreed not to acquire or make a proposal to acquire additional securities of Brazauro without the prior agreement of Brazauro prior to exercise of the second option. Eldorado has agreed for a limited time to vote the shares it owns in favour of the election of directors nominated by management at the Company’s annual general meetings.

Tocantinzinho is located in the Tapajos District of north-central Brazil. Gold mineralization occurs as stockwork veinlets within Proterozoic granite. Work to date has defined an NI 43-101-qualified resource base consisting of 1.05 million ounces of gold in the indicated category and 1.04 million ounces of gold in the inferred category. Presently, Brazauro has initiated a 7500-meter drill program designed to both upgrade the inferred resource and increase total resources.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Brazauro Mark Jones, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Statements contained in this press release respecting the intended use of the proceeds of the private placement, firm commitment expenditures, prospect of exercise of the options and use of funds generated thereby, formation of a joint venture and estimated capital expenditures for development constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the "safe harbour" provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon an assumptions that, among other things, Eldorado’s due diligence will prove satisfactory, all necessary approvals will be obtained, that Eldorado will meet its contractual commitments, and that the capital expenditures estimates contained in the preliminary assessment are reasonable. However, such assumptions, while believed by the Company to be reasonable, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. There is no assurance that Eldorado will be satisfied with its due diligence, that Eldorado will exercise one or more of the options, or that the assumptions on which the capital expenditure estimates in the preliminary assessment are based will prove to be accurate. The preliminary assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results of the preliminary assessment will be realized. The forward-looking statements are not guarantees of future results, performance, position or achievements. Risks, uncertainties and other factors that could cause results to vary include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated.